Exhibit 4.4

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

TETRA TECHNOLOGIES, INC.

TETRA Technologies, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware;

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of the Corporation duly adopted resolutions proposing and declaring advisable the following amendment to the Corporation’s Restated Certificate of Incorporation, as amended, so that, as amended, the first sentence of Article FOURTH shall read in its entirety as follows:

“FOURTH. The total number of shares of stock that the Corporation shall have authority to issue is 75,000,000, consisting of 5,000,000 shares of Preferred Stock, of the par value of $.01 per share (hereinafter called “Preferred Stock”), and 70,000,000 shares of Common Stock, of the par value of $.01 per share (hereinafter called “Common Stock”).”

SECOND: That thereafter, pursuant to the resolutions of the Board of Directors, the proposed amendment was considered at the next annual meeting of stockholders of the Corporation duly called and held on May 12, 2004, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares of the Corporation, as required by statute, were voted in favor of such amendment.

THIRD: That said amendment was duly adopted in accordance with applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by Geoffrey M. Hertel, its President and Chief Executive Officer, and attested to by Bass C. Wallace, Jr., its Corporate Secretary, this 12 day of May, 2004.

By: /s/ Geoffrey M. Hertel

Geoffrey M. Hertel

President and Chief Executive Officer

ATTEST:

/s/ Bass C. Wallace, Jr.

Bass C. Wallace, Jr.

Corporate Secretary